Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 26, 2019
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sassi Masliah and Amitai Bartov, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on May 21, 2019 at the 2019 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Wednesday, June 26, 2019 at 11:00 a.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2019 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposal 3), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 3, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned checks the relevant box for Item 3A, as described below, in which case this proxy will be voted FOR Proposal 3 as well).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 3 unless the undersigned either (i) confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 3 by checking the box “FOR” in Item 3A on the reverse side, or (ii) indicates that he, she or it (or a related party thereof) is a controlling shareholder and/or has a conflict of interest in the approval of Proposal 3 by checking the box “AGAINST” in Item 3A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

June 26, 2019

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 3A
RELATED TO PROPOSAL 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN

Important Instructions for Item 3A related to Proposal 3:

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” IN ITEM 3A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 3.

If you are a controlling shareholder or have a conflict of interest in the approval of Proposal 3, you should check the box “AGAINST” in Item 3A opposite.

Under the Israeli Companies Law, you cannot be counted towards or against the majority required for approval of Proposal 3 unless you check either such box in Item 3A.

Please see “Vote Required for Approval of the Proposals” in the Proxy Statement for more information.

	1.	Re-election of each of the below-listed directors for a one-year term, until the Company’s 2020 annual general meeting of shareholders and until his or her successor is duly elected and qualified:

		(a) Ms. Sarit Firon	☐	☐	☐

		(b) Mr. Martin S. Gerstel	☐	☐	☐

		(c) Mr. Ziv Kop	☐	☐	☐

		(d) Dr. Adrian Percy	☐	☐	☐

		(e) Mr. Leon Y. Recanati	☐	☐	☐

		(f) Dr. Oded Shoseyov	☐	☐	☐

	2.	Approval of initial and subsequent annual option grants to each of Dr. Adrian Percy and Dr. Oded Shoseyov	☐	☐	☐

3.
Approval of the annual objectives related to, target amount of, and potential payment in 2020 of, a cash bonus with respect to 2019 for the company’s president and chief executive officer, subject to his achievement during 2019 of those annual objectives
			☐	☐	☐

	3A.	The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) and does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 3 [MUST COMPLETE]	☐	☐	☐

To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐	4.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors or the audit committee thereof to fix such accounting firm’s annual compensation

			☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.